Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Social Finance, Inc.

Commission File No. 001-39606

SoFi to go public via SPAC backed by billionaire investor Chamath Palihapitiya

Matthew Fox

 Jan. 7, 2021, 06:24 PM

Chamath Palihapitiya of Social+Capital Partnership speaks onstage at the TechCrunch Disrupt NY 2013 at The Manhattan Center on April 29, 2013 in New York City. (Photo by Brian Ach/Getty Images for TechCrunch)

Brian Ach/Getty

•	SoFi is going public via a SPAC backed by billionaire investor Chamath Palihapitiya, according to an announcement made on CNBC on Thursday.

•	SoFi will be valued at nearly $9 billion and the personal finance company is expected to receive up to $2.4 billion in proceeds from the deal.

•	SoFi was founded in 2011 and was valued at $4.3 billion in its last private funding round.

•	Visit Business Insider's homepage for more stories.

SoFi is going public via a merger with a SPAC backed by billionaire investor Chamath Palihapitiya.

Palihapitiya made the announcement on CNBC on Thursday, and Reuters first reported talks of the deal this morning, citing sources familiar with the matter.

SoFi will utilize Palihapitiya's Social Capital Hedosophia Holdings Corp V to go public. Social Capital Hedosophia Holdings Corp V traded up as much as 50% in Thursday trades.

The deal will value SoFi at nearly $9 billion and provide up to $2.4 billion in proceeds to the company. SoFi last raised $500 million in 2019 at a valuation of $4.3 billion.

SoFi was founded in 2011 and offers a mobile first personal finance service that includes student loan refinancing, investment services, credit cards and insurance.

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"SoFi's innovative, member-first platform has demystified financial services for millions of Americans and simplified the process for those looking to apply for loans, invest their money, obtain insurance and refinance their debt, among many other tasks that were previously arcane and needlessly complicated," Palihapitiya explained in a press release.

SPACs, or blank check companies, have seen a surge in popularity over the past year as companies utilized the vehicle to quickly go public, sidestepping the traditional IPO route that could be time consuming and costly. Palihapitiya himself has backed a number of successful SPACs including Virgin Galactic and Opendoor.

Palihapitiya said of SoFi, "SoFi's innovative, member-first platform has demystified financial services for millions of Americans and simplified the process for those looking to apply for loans, invest their money, obtain insurance and refinance their debt, among many other tasks that were previously arcane and needlessly complicated. Additionally, the acceleration of cross-buying by existing SoFi members has created a virtuous cycle of compounding growth, diversified revenue and high profitability.

With more than $70 billion raised from SPACs in 2020, Goldman Sachs expects more than $300 billion to be raised via SPACs over the next two years.

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IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between SoFi and Social Capital Hedosophia. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, Social Capital Hedosophia filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on January 11, 2021, which includes a document that serves as a prospectus and proxy statement of Social Capital Hedosophia, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all Social Capital Hedosophia shareholders. Social Capital Hedosophia also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Social Capital Hedosophia are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Social Capital Hedosophia through the website maintained by the SEC at www.sec.gov.

The documents filed by Social Capital Hedosophia with the SEC also may be obtained free of charge at Social Capital Hedosophia’s website at: http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

Social Capital Hedosophia and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Social Capital Hedosophia’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

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Cautionary Statement Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and Social Capital Hedosophia. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Social Capital Hedosophia’s securities, (ii) the risk that the transaction may not be completed by Social Capital Hedosophia’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Social Capital Hedosophia, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, by and between Social Capital Hedosophia, Plutus Merger Sub Inc. and Social Finance, Inc., dated as of January 7, 2021 (the “Merger Agreement”) by the shareholders of Social Capital Hedosophia, the satisfaction of the minimum trust account amount following redemptions by Social Capital Hedosophia’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the investments described above, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against Social Capital Hedosophia related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of Social Capital Hedosophia’s securities on a national securities exchange, (xi) the price of Social Capital Hedosophia’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Social Capital Hedosophia plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting Social Capital Hedosophia’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Social Capital Hedosophia’s registration on Form S-1 (File Nos. 333-248915 and 333-249396), the registration statement on Form S-4 discussed above and other documents filed by Social Capital Hedosophia from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and Social Capital Hedosophia assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor Social Capital Hedosophia gives any assurance that either SoFi or Social Capital Hedosophia, or the combined company, will achieve its expectations.

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